Exhibit 12.1

Geokinetics Inc. and Subsidiaries

Computation of Earnings to Fixed Charges

	2009	2008	2007	2006	2005
Computation of Earnings:

Net income (loss) before income taxes	$10,917	$10,254	$(13,684)	$(942)	$(1,871)
Add fixed charges (see below)	34,891	34,190	22,449	23,166	1,233
Earnings available to cover fixed charges	45,808	44,444	8,765	22,224	(638)

Fixed charges:
Interest	$9,123	$6,992	$9,265	$474	$441
Amortization of debt cost and discount	560	336	875	4,608	—
Interest portion of rentals (1)	25,208	26,862	12,309	7,260	759
Total fixed charges	34,891	34,190	22,449	23,166	1,233
Preference security dividend (2)	40,352	11,713	9,011	381	294
Total fixed charges and preferred stock dividends	$75,243	$45,903	$31,460	$23,547	$1,527

Deficiency of earnings available to cover fixed charges	$—	$—	$(13,684)	$(942)	$(1,871)

Deficiency of earnings to cover fixed charges and preferred stock dividends	$(29,435)	$(1,459)	$(22,695)	$(1,323)	$(2,165)

Ratio of earnings to fixed charges	1.31	1.30	—	—	—

Ratio of earnings to fixed charges and preferred stock dividends	—	—	—	—	—